AMENDED SCHEDULE A

dated March 1, 2023, to the

SUB-ADVISORY AGREEMENT

dated May 1, 2022, between

CATHOLIC RESPONSIBLE INVESTMENTS FUNDS

and

RhumbLine Advisers LIMITED PARTNERSHIP

The Adviser shall pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate

CATHOLIC RESPONSIBLE INVESTMENTS SMALL-CAP FUND	[REDACTED]

CATHOLIC RESPONSIBLE INVESTMENTS EQUITY INDEX FUND	[REDACTED]

CHRISTIAN BROTHERS INVESTMENT SERVICES, INC.

By:	/s/ Jeffrey A. McCroy
Name:	Jeffrey A. McCroy
Title:	President and Chief Executive Officer

RhumbLine Advisers LIMTED PARTNERSHIP

By:	/s/ Denise A. D’Entremont
Name:	Denise A. D’Entremont
Title	Chief Executive Officer

ACKNOWLEDGED & ACCEPTED BY:

CATHOLIC RESPONSIBLE INVESTMENTS FUNDS

By:	/s/ Michael G. Beattie
Name:	Michael G. Beattie
Title:	President

2